Filed by Shoals Technologies Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Shoals Technologies Group, Inc.

Commission File No.: 001-39942

The following is the transcript of a Shoals Technologies Group, Inc. and Array Technologies, Inc. joint investor call on November 4, 2026.

Ú Call Participants

EXECUTIVES

Warren

Matt Trachtenberg

Vp of Finance and Investor Relations

Brandon Moss

Chief Executive Officer and Director

Kevin Hostetler

Chief Executive Officer

Julien Dumoulin-Smith

Unknown

Jon Windham

Head of Alternative Energy and Environmental Services Equity Research

Dimple Gosai

Head of Us Cleantech and Sustainability Equity Research

Presentation

Warren

Good morning, and welcome to today’s call to discuss the merger between Array Technologies and Shoals Technologies Group. Today’s call is being recorded and we have allocated one hour for prepared remarks and Q&A. At this time, I would like to turn the conference over to Matt Tractenberg, Vice President of Finance and Investor Relations for Shoals Technologies Group. Thank you. You may begin.

Matt Trachtenberg, Vp of Finance and Investor Relations

Thank you, Warren. Good morning, everyone, and thank you for joining us to discuss the agreement announced today between Shoals and Array to combine in a stock-for-stock merger, creating an integrated energy infrastructure platform. The transaction announcement and accompanying presentation are available on both companies, investor relations websites and our joint transaction website at PoweringForwardTogether.com. We also have issued separate releases this morning with each company’s third quarter results, which we will cover before taking your questions. Joining today’s call is the chairman of the board for both Array and Shoals, Brad Forth, CEO of Shoals Technologies Group, Brandon Moss and CEO of Array Technologies, Kevin Hostetler. Dominic Bardos and Keith Jennings, CFO of Shoals and Array, respectively, will also be available for Q&A following today’s prepared remarks.

Before we begin, today’s discussion includes forward-looking statements based on current expectations and assumptions. These include statements regarding the proposed transaction, its expected timing and benefits, anticipated synergies, capital structure and future financial performance. These statements are subject to risks and uncertainties, and actual results may differ materially. Please refer to the disclosures in today’s releases and presentation, as well as each company’s filings with the SEC.

We will also discuss certain non-GAAP financial measures, including adjusted EBITDA. Please refer to the applicable earnings materials for definitions and reconciliations of historical non-GAAP measures to the most directly comparable GAAP measures, as described in the transaction materials. The companies are not providing reconciliations of certain of these non-GAAP measures to the most directly comparable GAAP financial measure, because certain information necessary to calculate such measures are not available without unreasonable effort in connection with the transaction.

The companies expect to file a registration statement and joint proxy statement and prospectus with the US Securities and Exchange Commission. Investors should read those documents carefully when they become available, because they will contain important information about the companies and the proposed transaction. We anticipate these filings will be available in the coming weeks. Brad. I’ll turn the call to you.

Brad Forth, Chairman

Thank you, Matt. Good morning, everyone. I’m very pleased to announce the merger of Shoals and Array. I have had the privilege of serving as chairman of both companies since they became public. And over that time, I have seen firsthand the strength of each business, the quality of each team, and the significant opportunity that could be unlocked by bringing these two platforms together.

Customers across the utility-scale solar market are increasingly looking for partners that can simplify sourcing, reduce vendor complexity, accelerate project execution, and deliver greater value through innovation. We believe this combination is uniquely positioned to do exactly that. The timing is also right. Shoals has built the category-leading electrical balance of systems through its BLA solution. Array has assembled a highly differentiated structural balance of system platform, including APA, a leading foundation solution, AWM, a leading wire management solution, and its latest innovation, DuraTrack D2S. At the same time, both companies have strengthened their operations, expanded their capabilities, and built the foundation required to execute a transaction of this scale successfully.

I also want to thank Kevin. Kevin had the foresight to build Array into a much broader platform through both strategic M&A and through significant investment in a global supply chain and a state-of-the-art manufacturing facility. Together, those steps have assembled a portfolio and an operating base that we believe has significant embedded potential. In many ways, he has created the equivalent of a coiled spring, and we believe this combination is the catalyst that will allow that platform to reach its full potential.

I am also very excited about Brandon’s leadership of the combined company. Since joining Shoals, Brandon has brought a higher level of execution across nearly every discipline in the organization growing our customer relationships, diversifying the business into adjacent markets, and building a world-class manufacturing campus. I believe he is the right leader for the combined company and its next phase of growth. With that, I’ll turn it over to Brandon to walk you through the transaction.

Brandon Moss, Chief Executive Officer and Director

Thank you Brad,. I would also like to thank Kevin Hostetler for setting Array up for success, and I look forward to working with him to ensure a smooth transition. I’ll begin with an overview of the transaction, as there are several elements which we want our shareholders to clearly understand. Array and Shoals are merging in a stock-for-stock transaction. Array will be the surviving legal entity, and their common stock will be the equity of the combined company. Under the terms of the transaction, each Shoals shareholder will receive 1.6931 shares of Array stock for each share of Shoals they own, while Array is the legal acquirer. Shoals shareholders will own approximately 65% of the combined company’s basic shares outstanding, and Array shareholders will own the remaining 35%.

One reason we structured the transaction this way was to avoid the need to refinance Array’s. Existing debt Array has attractive financing in place today, and this structure preserves that financing keeps interest costs down and reduces transaction-related execution risk and financing costs. It is also important to understand that at closing, all shares will be exchanged for Array common stock. From this point forward, Array share price should be viewed as reflecting the value of the combined business, not Array, on a standalone basis.

Following closing, I will serve as CEO of the combined company. Brad Forth will serve as chairman and Kevin Hostetler will transition to a special advisor role. The combined board will have 10 directors, four independent directors from each of the current Shoals and Array boards, plus Brad Forth and me. As Brad noted, we believe this transaction is transformational to reflect the broader platform, expanded product offering, and larger opportunity set. We plan to announce a new corporate name and ticker symbol in the coming months.

We recognize that reducing the Series A preferred stock is an important priority for investors in connection with the merger. The company will redeem $161.3 million of its preferred stock within 90 days of closing, and we’ve committed to redeem an additional $156.3 million of preferred stock over the next three years, together reducing preferred stock outstanding by over 60%. Finally, the transaction is subject to approval by a majority of both Array and Shoals shareholders. We expect the transaction, which is subject to regulatory approvals, to close in the first quarter of 2027.

Now let me turn to why we believe this combination creates such a compelling strategic and financial opportunity. At a high level, we believe this merger does three very important things. One, it provides us faster revenue growth.

Two, it creates greater profitability and free cash flow. And three, it provides more strategic flexibility. Let me break each one of these down further.

On revenue growth. The combination of sBOS solutions and EBOS solutions is expected to enhance customer value by simplifying sourcing, reducing vendor complexity, streamlining project execution, lowering installation costs, and providing integrated warranty support, all of which we believe should help us win share. While we believe in preserving choice for our customers, we see a significant cross-selling opportunity today. Only 20% of solar projects use products from both companies. This provides a significant opportunity to bring a full portfolio of products to customers who already know and trust at least one side of the business. Also, by bringing EBOS solutions and sBOS solutions under one roof, we can engineer new integrated products that create a compelling reason for customers to buy the full stack from us.

On profitability and cash flow, the combined company will be able to address a larger profit pool with minimal incremental investment. Our customers already buy foundations, trackers, EBOS solutions and wire management. We are not trying to reach a new universe of customers. We are expanding the solutions we bring to customers we already serve. We also expect significant savings from eliminating duplicate public company costs and other corporate overhead totaling more than $20 million annually.

Another important cash flow benefit comes from Shoals’ tax assets. Shoals has approximately $1.6 billion of tax amortization and $237 million of NOLs, which we expect will reduce the combined company’s cash tax obligations. In addition, the preferred stock redemptions are expected to reduce future cash distributions by approximately $100 million over the next five years. And finally, this transaction enhances balance sheet flexibility. We expect the combined company to have net debt to EBITDA of 2.6x on a pro forma 2026 basis, and less than 2x on a 2027 basis, which gives us better access to capital and flexibility to continue investing in growth, including future M&A.

Together, Array and Shoals will be able to supply essentially all of the key sBOS solutions, and EBOS solutions components required for a utility-scale solar project that includes Shoals Way EBOS solutions platform, APA, fixed-tilt and engineered foundations. Array trackers and AWM wire management solutions. The power of this combination is not simply that we will have a broader product set. It is that each of these products is either a leading solution in its category, or highly differentiated from a technical standpoint, that matters. There are other companies that claim to offer a full stack, but in many cases, those offerings have been assembled by acquiring products that customers do not view as category leaders. We believe this transaction creates something different. An integrated sBOS and EBOS solutions offering built around leading products. Customers will not have to compromise in order to buy the full stack from us. Instead, they will get the benefits of best-in-class products combined with the convenience, engineering, coordination, execution, benefits and accountability of a single-source solution. That is the customer value proposition at the heart of this merger.

The combined offering also gives us access to a very attractive profit pool. Importantly, the opportunity should not be evaluated only on revenue dollars. Some of these product categories may be smaller on a revenue basis, but they carry a highly attractive margins. So we believe the more relevant lens is the gross margin pool available across the products we offer. Based on the presentation, the combined company will have access to an estimated US profit pool of approximately $1.8 billion annually. That is a significant opportunity, and we already have the customer access required to pursue it.

Between Array and Shoals, we serve many of the most important developers and EPCs in the market today. This is not a situation where we need to build a new channel or introduce ourselves to a new customer base. The task ahead is to bring the combined solution to customers in a coordinated way, demonstrate the value of integration, and execute at the level our customers expect. We do all that well. We believe we can capture a very meaningful share of this profit pool over time through this merger.

We remain committed to offering our customers choice across the entirety of the product portfolio. However, I want to spend a moment on why combining sBOS solutions and EBOS solutions together creates immediate value for customers. For developers and operators, an integrated offering can simplify procurement, reduce the number of vendors they need to manage and improve project certainty. Developers care deeply about schedule, cost, reliability, and risk by coordinating the design of foundations, trackers, wire management and electrical balance of systems, we can help reduce friction across the project life cycle, support faster execution and optimize energy yield.

For EPCs, the value is equally clear. EPCs are responsible for turning designs into working projects in the field, and every installation our saved matters. Integrated design can optimize field labor, reduce coordination challenges, minimize, rework, and create a cleaner installation process. It can also improve accountability because the customer is working with one integrated partner, rather than multiple vendors whose components may not have been designed to work together. In short, developers and operators benefit from a simpler, more reliable, and more coordinated project experience Any benefit from faster, more efficient installation and fewer execution challenges in the field. That is why we believe the combined platform is differentiated immediately, even before we begin co-developing the next generation of integrated products over the long term.

Bringing sBOS solutions and EBOS solutions together creates meaningful opportunities for product innovation. The immediate value is coordination and simplicity, but the bigger opportunity is to design products that work together from the beginning. Products that reduce labor, improve reliability, lower the total project cost, and give customers a compelling reason to buy the full, interoperable solution from us. One straightforward example is designing tracker torque tubes with integrated attachment points for the Shoals Way BLA solutions system. Today, that process can involve manual field work, including drilling holes and spending significant labor hours on a typical project. By designing the attachment points into the tracker system up front, we can save customers time in the field, reduce installation complexity, and create a more robust installation that is better suited to withstand the elements.

Other potential areas of innovation include integrated wire management and tracker designs, pre-engineered, EBOS solutions and sBOS solutions kits, foundation and wiring layouts optimized together, and digital project design tools that coordinate mechanical and electrical layouts. Each of these opportunities have the same underlying objectives, reduce field labor, reduce complexity, enable automation, improve reliability, and help customers bring projects online faster. This is one of the most exciting parts of the merger. We are not just combining two product portfolios. We are creating a platform for the next generation of integrated solutions.

While solar is at the core of this merger, our opportunity does not stop there. It provides an opportunity to accelerate the diversification of our business. The combined company’s growth opportunities extend beyond solar, including into battery energy storage systems and data center power infrastructure and battery storage. AWM wire management products and APA’s foundation solutions are highly relevant. Those capabilities pair naturally with the EBOS products Shoals has developed for batteries. By bringing that amount of content together in a combined offering, we believe we can become a more important partner to battery storage developers who are looking for reliable, scalable and efficient infrastructure solutions in data centers.

Shoals has been developing AirLink, a plug-and-play power distribution solution. We believe AWM wire management products will complement that offering. Data center customers are increasingly focused on speed to power installation, efficiency and reliability. A combined power distribution and wire management solution can help address those needs. While the combination strengthens our position in solar, it also gives us additional growth vectors and markets where electrification, power demand, and speed of deployment are becoming increasingly important.

The benefits of this merger go beyond products. They also extend to what each organization brings in terms of capabilities, culture, and customer relationships. Shoals has built a strong reputation as an innovator. The company has consistently developed products that reduce field labor, accelerate speed to power, and solve real pain points for developers and EPCs. Shoals also has a deeply customer-focused culture, and that focus has created strong momentum with key customers across the industry.

Array brings exceptional engineering capability, high-quality products, deep technical expertise, and a strong international presence. Array’s experience, operating across global markets, combined with its sBOS product platform, is highly complementary to Shoals’ eBOS strengths. We believe the combination of these competencies will allow us to deliver both best-in-class products and a best-in-class customer experience. That is what we believe will set us apart over time.

This is not a merger of two companies that do the same thing. It is a combination of two companies with highly complementary strengths and cultures. And when those are brought together, we believe the result is a more complete, more capable and a more valuable partner for customers.

Let me now turn to our priorities as a combined company, which we think about in three categories commercial, financial, and strategic. Commercially, our first goal is to accelerate growth by selling the full-stack of solutions into as many projects as possible. Our second goal is to leverage both companies customer engagement, relationships and credibility to increase tracker share. And our third goal is to expand Shoals’ international reach by using the global footprint and customer relationships. Array has already built financially.

We are focused on three things. First, we are targeting $100 million of annual incremental EBITDA from cost and commercial synergies by year three. Second. We are committed to reducing the amount of Array’s preferred stock outstanding. And third, we want to maintain the balance sheet flexibility required to continue investing in growth and pursuing strategic M&A strategically.

We will invest in integrated S, eBOS solutions and eBOS solutions product development, including some of the more advanced opportunities I discussed earlier. We will also continue advancing AirLink and PowerHub for battery storage and data center markets, and over time, we intend to expand into additional infrastructure categories beyond solar. Taken together, these priorities define the roadmap for how we plan to create value from this combination.

Our first commercial priority is to sell the full-stack of products to our existing customers. One of the things that made this merger so compelling was the relatively low project overlap between the two companies. Since 2025, only 20% of project volume deployed both companies products. That means 80% of project volume represent an opportunity to expand wallet share. To put this in perspective, if we had delivered the combined company’s full product suite to every project we touched, we would have generated $2.5 billion of incremental sales. This is a very large cross-selling opportunity.

Importantly, this is not a theoretical market opportunity. These are customers we already know, projects we already touched and relationships were one of the two companies has already earned a position. We do not need to capture all of this opportunity to create meaningful value. Even converting a portion of it over time would have significant impact on revenue growth, EBITDA and the overall earnings power of the combined company. Now, I’ll turn it over to Kevin to discuss our second commercial priority.

Kevin Hostetler, Chief Executive Officer

Thanks, Brandon. One of the things we have been working on at Array over the past few years is upgrading our commercial organization and increasing the level and quality of engagement we have with customers. We’ve taken steps to make Array a more customer-centric organization. We’ve changed the way we engage with customers through improved responsiveness and investments in customer service resources, commercial processes, project management capabilities, and engineering support.

On top of these efforts, we intend to leverage Shoals’ customer engagement excellence. The company has built a reputation for being responsive, customer-focused and highly effective in helping customers solve execution challenges. That creates a major opportunity for our combined company. By doubling down on the voice-of-customer mindset and continuing to invest in AI-enabled capabilities, we believe we can enhance customer satisfaction and accelerate the progress already underway at Array. The entire organization is excited about what this means, and we believe the combined commercial team can improve its competitive position and win share in the tracker market.

This slide helps put the tracker share opportunity into context. In the US market, even relatively small share gains can have a significant impact on the combined company’s financial results. For example, winning just two additional projects per year can move our US market share by roughly 2 percentage points or more. We believe the combined commercial organization can deliver those types of gains and potentially more over time, and the resulting EBITDA upside is also meaningful. Using the 2% share gain example, that would translate into nearly $20 million of incremental EBITDA.

The third commercial priority is international expansion. Array has historically moved faster than Shoals in penetrating markets outside the United States. Array has built an established international footprint, customer relationships, and market knowledge that would take Shoals significant time and investment to replicate on its own. This creates a very attractive opportunity. We can use Array’s existing international sales, infrastructure and relationships to introduce Shoals’ products into markets where Shoals has not yet had the same level of presence. This should allow us to expand Shoals’ reach more quickly, while avoiding much of the expense and time required to build that infrastructure from scratch.

The logic is straightforward. Array brings the global platform. Shoals brings a highly differentiated eBOS offering, and together we can approach international customers with a broader and more valuable solution. With that, I will turn it back to you, Brandon.

Brandon Moss, Chief Executive Officer and Director

Thanks, Kevin. Let me now turn to our financial priorities, starting with synergies. Synergies were one of the driving forces behind this transaction, and achieving our targets is our number one financial priority. We expect to achieve $35 million of run-rate synergies in year one, ramping to more than $100 million by year three. In year one, we expect more than half of those synergies to come from cost savings. By year three, we expect roughly one-third of our savings from cost and two-thirds from commercial synergies.

On the cost side, we expect savings from eliminating duplicate public company costs, consolidating corporate overhead, improving procurement leverage and creating operating efficiencies across the combined organization.

On the revenue side, the largest opportunities are cross-selling the combined portfolio into existing customer relationships, increasing Array tracker share through stronger customer engagement, expanding Shoals internationally through Array’s global footprint, and developing integrated products that allow us to capture more content per project. We are confident in these targets because many of the cost opportunities are within our control, and many of the commercial opportunities are rooted in relationships and projects where one of the two companies is already present. This is not a synergy case that depends on entering new markets or building a new customer base, but rather it’s based on doing more with customers, products and capabilities we already have. We believe the upside for our shareholders is very significant. I’ll pass it back to Kevin to discuss the treatment of Array’s preferred stock.

Kevin Hostetler, Chief Executive Officer

Thanks, Brandon. Our second financial priority is reducing the preferred stock outstanding. As we mentioned earlier, we have heard investors clearly on this point. They would like to see the combined company reduce the amount of outstanding preferred stock. And we agree that doing so will create value. As part of this transaction, Array has reached an agreement with the preferred shareholders. That includes several important elements.

Initially, we will redeem $161.3 million of our preferred stock at $0.93 on the dollar within 90 days following the closing of the merger. This initial redemption captures 7 points of discount, or approximately $11.3 million, and improves free cash flow by reducing future distributions by more than $60 million over the next five years. Next, we have committed to redeem an additional $156.3 million of preferred stock over the next three years, at $0.96 on the dollar in amounts of not less than $52 million on each of the first, second and third anniversaries of the initial redemption, together with the initial redemption that will save the company nearly $100 million in distributions over the next five years.

Importantly, that is the minimum schedule we may elect to redeem more or redeem earlier. We have the option to redeem the balance of preferred stock in excess of $317.5 million, at $0.96 on the dollar, provided that the redemptions occur within 48 months of closing. That effectively builds an attractive discount if we choose to accelerate the reduction of the preferred. Finally, the structure enables regular redemptions using available free cash flow by reducing the minimum amount that we could redeem at one time from $200 million to $50 million. Brandon.

Brandon Moss, Chief Executive Officer and Director

Our third financial priority is to maintain balance sheet flexibility. This page shows our current estimate of the combined company’s year-end 2026 balance sheet. Pro forma for the merger and the initial $161.3 million preferred stock redemption. The key point is this transaction is structured to preserve financial flexibility. We do not expect to issue new debt to complete the merger, and the combined company is expected to have both manageable leverage and solid liquidity at closing on a pro forma basis. We expect 2026 net debt to adjusted EBITDA to be 2.6x, with leverage declining to less than 2x in 2027.

The flexibility is strategically important. It allows us to continue investing in the business, fund innovation, support customer growth, reduce the remaining preferred stock over time, and pursue additional M&A opportunities that can further diversify and strengthen the platform. In short, we believe this combination creates a larger, more capable company without overleveraging the balance sheet. And that positions us well for the next phase of growth.

This is a summary of the key figures and preliminary 2027 outlook for the combined company on the balance sheet. The figures are presented on an indicative pro forma basis, assuming the transaction closed on December 31, 2026, for the combined company. Our preliminary estimated 2027 revenues range between $2.2 billion and $2.4 billion, and adjusted EBITDA, including synergies, ranges between $410 million and $480 million. This indicative revenue estimate is supported by the combined company’s significant backlog and awarded orders as of September 30 of approximately $3.4 billion. We will provide more details in the S-4, which will be filed in the coming weeks.

Turning briefly to our Q3 results, Shoals had an exceptional quarter, delivering revenue and adjusted EBITDA well above our guided range revenue of $195.3 million. A company record grew at 44% from the prior year. This was driven by meaningful productivity improvements made on our factory floor. Congratulations to the team for a great quarter.

Gross profit percentage came in at 31.9%, a 160 basis point improvement from the second quarter. The commercial team added approximately $186 million in new orders, the third highest bookings period on record. Book-to-bill. Given our strong revenue performance was approximately 1.0x. Adjusted EBITDA was approximately $40 million, representing 20.4% of revenue, and we delivered healthy operating cash flow of $28.9 million, enabling us to pay down $33 million of our revolving credit facility in the period.

Guidance for our fourth quarter can be found in the earnings release issued this morning. Kevin. Thank you.

Question And Answer

Kevin Hostetler, Chief Executive Officer

Brandon. Q3 was a quarter of strong execution for Array, operationally, commercially and strategically. We delivered an order book of $2.6 billion, up 42% year-over-year, a record for the fourth consecutive quarter. We booked well over $400 million of new orders for the fifth consecutive quarter, bringing trailing 12-month new orders to more than $1.8 billion and are book-to-bill to 1.6x. New products now represent nearly 60% of the order book. Evidence that our innovation investments are translating into adoption.

Revenue came in at $330 million, including our first month of contribution from American Wire Management, or AWM, which we closed on August 31. Excluding AWM, revenue was $321 million, driven by strong domestic tracker execution. Adjusted gross margin was 22.8%, which included a 330 basis point charge for a long-dated 45X rebate reserve with a certain supplier. Our year-to-date adjusted gross margin stands at 27.8%, 30 basis points higher than the same period last year.

Finally, adjusted EBITDA was $32 million, a 10% margin. AWM first month was accretive to both our margins and our earnings. An early validation of the investment thesis we laid out last quarter. I’ll now turn it back to Brandon for some closing remarks.

Brandon Moss, Chief Executive Officer and Director

Thanks, Kevin Hostetler. In closing, this transaction is about creating something neither company could build as quickly or as effectively on its own. Together, we have leading products across EBOS solutions, deeper customer relationships, greater scale, stronger financial capacity, and a platform that can grow well beyond solar. We see a significant opportunity ahead of us, and we have a clear roadmap to turn that opportunity into growth, earnings and long-term shareholder value. We could not be more excited about the future of the combined company. With that, operator, let’s take your questions.

Warren

We will now begin the question-and-answer session. Please limit yourself to one question and one follow-up. [Operator Instructions] If [Operator Instructions] Your first question comes from the line of Brian Lee with Goldman Sachs & Co. Your line is open. Please go ahead.

Brian Lee, Unknown and Chief Risk Officer and Managing Director and Senior Clean Energy Equity Analyst

Hey. Good morning. Congrats. A lot went into this deal, I’m sure. So kudos to you guys. A couple questions from me.

Just if I look at the pro forma guide, that implies, I guess, 12% revenue growth at the midpoint. Just be curious how much of that is organic, because I know there was a bit of M&A here for Array this year. And then how should we think about what’s embedded in that combined view for the company in terms of share gain, revenue synergy, if any? And then just market growth next year. And then I had a follow-up.

Brandon Moss, Chief Executive Officer and Director

Yeah. Brian. Good morning. Thank you for the question. Just as a reminder, to you and everybody, there will be more detail that is available in the S-4. But I think the way that I would consider that revenue range is it is organic growth. There is obviously, some overlap for the AWM business that will be picked up in 2027 versus 2026, about 3 quarters, 10 months, something like that.

Kevin Hostetler, Chief Executive Officer

Kevin Hostetler probably eight months.

Brandon Moss, Chief Executive Officer and Director

So organic growth in that number As far as the market growth potential is, as we’ve discussed over the last couple of quarters, at least on the Shoals side, we are big believers in the market right now. We have said again and again, stronger for longer. So, I think we’ve seen market forecast adjust in the out years of the decade up. And, we believe that the market will be a high-30s, low-40s gig market for the foreseeable future.

Brian Lee, Unknown and Chief Risk Officer and Managing Director and Senior Clean Energy Equity Analyst

Okay. That’s helpful. And then second question, just bigger picture strategy. You guys outlined a lot of the key drivers of why this deal makes sense. But just if we think about it simplistically, how much of this is maybe a competitive response to the inroads from, peer Nextpower, maybe just give us a sense of how, this combination positions you competitively. And then beyond the cost synergies in year one, what are the most immediate benefits we should be looking out for, whether it’s product tech, synergy, revenue, synergy international, just trying to understand where you guys see the most inroads from a competitive perspective beyond the costs in year one? Thank you.

Brandon Moss, Chief Executive Officer and Director

Yeah. Great question. Look, probably at a high level. Most importantly, there’s a big belief that these companies are better together than separate. And I think what differentiates us and I’m not denying any consolidation in the marketplace because there’s obviously trends. They’re both at the peer level, customer level. It’s across the industry.

But I think what makes this special is it truly builds a comprehensive solution of category leaders. If you think about the suite of products this company has. It’s very exciting. You got category leaders in each of the market, and it’s going to give us the ability to really do three things. As we talked about in the prepared remarks.

We believe we can drive faster revenue growth together. There is an unbelievable cross-sell opportunity. A lot of the research that we did, in preparation for the deal, look back at past projects, our order books, and to really see how many of the same products were appearing on projects together. And there’s tremendous opportunity.

About 80% of the projects only had one of our products between the two companies. So that unlocks a marketplace, a cross-sell marketplace opportunity of $2.5 billion, which is larger than the combined revenue of the two companies today. So we’re really excited about that.

Additionally, it drives greater profitability and free cash flow. There’s an amazing profit pool out there to get. Kevin’s done a great job of adding businesses that are accretive. We are really excited about the AWM acquisition. arguably it’s maybe more synergistic with EBOS solutions than it is EBOS solutions. So that’s very, very exciting for us.

And one I do want to make just longer-term strategy, this is not a departure from our strategy to diversify. We have communicated a strategy of one protecting, growing our core business, which this certainly does We’re going to protect our core domestic solar market and two, to diversify into new end markets. And there’s some really exciting things to help us do that with this transaction as it relates to two AWM and APA foundations when you think about data centers. But also we’re going to continue to push to grow our BESS business and get our AirLink product line launched in 2027. Thanks, Brian Warren, next question please.

Warren

Your next question comes from the line of Julien Dumoulin-Smith with Jefferies, LLC. Your line is open. Please go ahead.

Julien Dumoulin-Smith, Unknown

Excellent, guys. Thank you and good morning. Nicely done. Congratulations on bringing this together. Look, maybe just ask you explicitly to talk about the $100 million type synergy to number. How does that transpose that 25% overlap? What does that bring you to pro forma? When you think about getting to that cross-sell, and are there early wins that you can potentially point to here, as well as when you think about the ability to integrate the products, how do you think about the timeliness of providing that product to the market? Inasmuch as it fully capitalizes on the ability to easily integrate and quote unquote snap together, if you will. The two different product portfolios here.

And then finally, how do you think about what other categories you may want to enter into? And as much as this is, really seems like it’s going up toe-to-toe with your closest peer here in providing a one-stop shop, if you will, what other end markets do you really need to enter into? If you think about that from that perspective, you got a lot here already.

Brandon Moss, Chief Executive Officer and Director

And a lot to unpack there. I guess I’ll tackle the synergies first and try to take these one by one. So when you think about our synergies near term, say one year, more than half of those committed synergies will come from redundant public company costs. Call it more low-hanging fruit as we advance. Think of it in year 3, those synergies change to skew more commercial. So you can think about the synergies in year 3 being roughly two-thirds commercial and one-third cost.

And we have outlined, really specific areas where to get not only the cost synergies but the commercial synergies. There is very little overlap. And our business in terms of projects that have more than one product on there, if you look at it from a customer standpoint, there is immediate opportunities for pull through on both sides of the table. What is specifically exciting is I think there’s an opportunity leveraging our market share and our customer engagement to pull through Array trackers.

And, the math is pretty simple, If we can drive, 1 gigawatt. Lot of additional tracker sales. It’s about $100 million in revenue and $30 million in EBITDA. So when you break that down to a project perspective, we don’t have to. We don’t have to make miracles to make these synergies come through. You pick up 2 or 3 projects, you’re in really good shape.

We also just, thinking about customer engagement in general with EPCs. Since this announcement has come out this morning, I’ve gotten a couple texts from top-tier, top-10 EPCs saying, hey, we need to hook up and find ways to do more business together. So I think the value that this can unlock is really exciting.

Julien Dumoulin-Smith, Unknown

What about.

Warren

Your next question comes from the line of Phil Shen with Roth Capital. Your line is open. Please go ahead.

Phil Shen, Analyst

Hey guys. Congrats as well. And thanks for taking the questions. Hey, Brandon, on that last point, I wanted to dig into that a bit more in terms of the conversations you’ve had with EPCs. Post-announcement. You highlighted earlier also that 80% of the projects that you guys are out there on only had one of your products. Can you talk to us about why that was the case, and did customers affirm that if you guys were together, then they would have bought more,

So, the sales process for your respective core products are different slightly in the sense that EBOS solutions is almost exclusively selling to EPC, while tracker is selling not just EPC, but also very much so to IPPs, and so wanted to see if you guys could help us understand, the difference in go-to-market strategy and then how you combine that. And then ultimately, could the customers have bought much more and what did they actually affirm that? Thanks.

Brandon Moss, Chief Executive Officer and Director

Yeah. Philip Shen. Our goal is to give customers choice of top-tier products. And I think starting with project design, starting early stages in the sales cycle, there’s a tremendous amount of benefit not only for the EPC but also the developer. Depending on what path we take to market, our products longer term can be designed to be interoperable, number one. So that’s a longer-term view.

But I think just short-term, when you think about project execution, delivery, enhanced response, maybe specifically around warranty. There is a lot of value to present to our customers short-term in terms of channel to market Kevin Hostetler. Feel free to speak up here.

Kevin Hostetler, Chief Executive Officer

Yeah. While Shoals has been primarily an EPC go-to-market, we’re excited about the way that Array goes to market through developers. We think there’s a lot of opportunity there to come in and meet those guys together. And then on the other side of the coin Array still does a lot of business directly with EPCs as well. Maybe talk about, I think, Phil, you’re hitting on one of the things that we think is a really compelling advantage of this merger.

So as we’ve talked publicly many times over the last three years or so, we’ve shifted our order book much more where we’ve given the commentary about over 50% of the order book is direct to tier 1s. And those are largely tier-1 developers and direct to utilities. So our ability to partner with Shoals and get specified far earlier in the process, we think is really going to enhance this, we could come in together, get specified on the foundations, get specified on the EBOS solutions, on the trackers, on the wire management and offering integrated design selection process to those developers and utilities. And we think that’s going to be a really compelling advantage because we’re going to be doing that with all tier 1s that the developers recognize these brands, they love these brands, and they would love for them to be integrated and sold together.

Brandon Moss, Chief Executive Officer and Director

That’s right. Thanks, Phil. Warren. Next question please.

Warren

Your next question comes from the line of Moses Sutton with BNP Paribas. Your line is open. Please go ahead.

Heidi, Analyst

Good morning. This is Heidi on for Moses Sutton. Thank you for taking my question and congrats on the merger. I have just two questions. So the first you outlined potential for future M&A. But how should we think about the combined company’s capital allocation priorities between further M&A versus paying down the remaining preferred, specifically the roughly $190 million outstanding beyond the existing commitment? Do you expect to pay it? Prioritize paying down the full Series A before any incremental M&A, for example.

Brandon Moss, Chief Executive Officer and Director

I think the important thing is we’ve got balance sheet flexibility. That is probably first and foremost. We’ve got optionality to do either of those. The most important thing for us near-term is going to be being successful in capturing $100 million of synergies that we’ve outlined by year 3. So M&A is a potential way for us to grow as always. But I think the prioritization is capturing those synergies in the near term. Thank you. Heidi. Warren. Next question.

Warren

Your next question comes from the line of Jon Windham with UBS. Your line is open. Please go ahead.

Jon Windham, Head of Alternative Energy and Environmental Services Equity Research

Hey, perfect. Thanks for taking the questions and congratulations on the merger. I guess my question would be just to get your thoughts around why now? Obviously, you both have a shared history with the same chairman of the board. I believe you were both part of the same private equity fund at some point. What makes today the right time for this deal? And again, congratulations. Thanks for taking the questions.

Brandon Moss, Chief Executive Officer and Director

Thanks, Sean. As you know, and probably everybody else on the call, this idea has been around since I joined Shoals and probably before Kevin joined Array. So it’s always been out there. We are two companies that have always been close. Kevin Hostetler and I have been close since I joined the industry. Our teams know each other. We have similar cultures. I think, again, as I started with, we’re both believers in the market.

We think there’s a fantastic market backdrop for us to execute against. And to be honest, both of our companies right now are in a position of strength. We have unbelievably strong order books. Kevin Hostetler has brought a bunch of new products to market that are getting, well positioned for deployment and future projects this year, as has Shoals.

So there’s just a tremendous amount of synergistic value between the two companies. And again, I think we can unlock more significant shareholder value together than we can separately. So we felt, that was the right time to come together. Thank you. Jon Warren, keep going please.

Warren

Your next question comes from the line of Joseph Osha with Guggenheim Securities. Your line is open. Please go ahead.

Joseph Osha, Unknown and Managing Director and Senior Research Analyst

Thank you. And thanks for taking my question. It’s as I look at the pro forma here, I see about $30 million in cash post-transaction, which is perhaps a little thin for a $2.5 billion company. So I’m wondering what level of liquidity you think would be appropriate on an ongoing basis for the entity and what type of incremental, operating cash facilities. You might have. Thank you.

Brandon Moss, Chief Executive Officer and Director

Yeah. Joe, one of the reasons that we structured the deal, and I appreciate the question, the way that we did was to take advantage of the balance sheet of both companies. So, we continue to work with our lending syndicate and we’ll do so post-close to make sure there’s ample liquidity for the combined company.

Probably most importantly, both of these organizations are strong cash generators. You’re seeing that in the back part of the year for Shoals. You’ll see that probably more so. First part of the year for Array So we think we’re in a very good position to one handle the press as we’ve outlined in the call. But also, we still feel very strong about available liquidity in the future.

Thank you, Joe. Warren, I think we have time for just a couple more.

Warren

Your next question comes from the line of Colin William Rusch with Oppenheimer & Co. Inc. Your line is open. Please go ahead.

Colin William Rusch, Analyst

Thanks so much guys. As you look at the sales synergies, can you just talk a little bit about how quickly you might see some of those synergies overseas and the order of magnitude of the mix really around synergies in the US versus synergies outside the US?

Brandon Moss, Chief Executive Officer and Director

Yeah, Colin, it’s a great question. We’re really excited about leveraging Array’s infrastructure overseas. As you know, Shoals, we have made some inroads the last couple years, and our order book has grown to about $100 million for international projects. But to be fair, we have not penetrated some of the regions that Array has and has some potential wins on the books. I think Kevin has talked about, some opportunities in Eastern Europe on prior calls.

So I think there’s an opportunity there to really combine our strong team internationally, which honestly is small, significantly smaller than what the team has and bring a full suite of products together to international customers. Kevin. I don’t know if you’ve got anything to add there.

Kevin Hostetler, Chief Executive Officer

No, I think you said thank you.

Brandon Moss, Chief Executive Officer and Director

Thank you. Colin Warren.

Warren

Your next question comes from the line of Dylan Nassano Nissan with Wolfe Research. Your line is open. Please go ahead.

Dylan Nassano, Analyst

Yeah. Hey, guys. Thank you. So just wanted to. Touch on the data center exposure. I know Shoals already is a little closer to that market via the battery offering and AirLink. Just is there anything to note on how this could expand the opportunity? Set more from the Array side to get closer to the data centers?

Brandon Moss, Chief Executive Officer and Director

Yeah, they’re still it’s a great question. There is some obvious product synergy there, both when you think about the traditional battery energy storage infrastructure on a data center. Affordable Wire Management has a lot of cable fastening products that can be paired with our BLA solutions products on site, which is very exciting. And then there’s also products from the APA side related to foundations. So that’s great for the data center infrastructure side.

The other really exciting potential synergy is on our AirLink product. If you’ve seen pictures of our AirLink product and designs, a lot of what makes that product special is the way that it is fastened and affixed in a data center. And those are all products that AWM can certainly help us out with help design. They’re experts in free air rating, which is one of the key points to our AirLink product. So we think that there’s just a tremendous amount of value there between the two, between the two companies. Thank you. Warren.

Warren

Your final question comes from the line of Dimple Gosai with Piper Sandler. Your line is open. Please go ahead.

Dimple Gosai, Head of Us Cleantech and Sustainability Equity Research

Hi. Good morning and congratulations. I have a question here just on can you talk a little bit about how the combination here of the two entities can help deepen or broaden your customer reach, and the type of new customers this could potentially allow in? And then secondly, are there any obvious and natural new products that this would be a good fit for? Given that we’ve already put these two pieces together, the tracker and the EBOS solutions.

Brandon Moss, Chief Executive Officer and Director

Yeah. Well, that’s a great question. I think one of the beautiful things about this transaction is we’re not required to go find new customers. We are not required to go find new markets. We have the same customers either on the Shoals side or the ARRAY side. So we just need to leverage those relationships, get closer to those customers, and help them understand the value of buying a full stack from us to sell more product. So there’s not a additional customer acquisition cost here as a way to think about it in terms of new products for the future.

There is a lot of potential between the tracker, the wire management system and EBOS solutions to build products that are more easily installed in the field. Reduce labor hours, improve safety by maybe. Taking drilling out of the equation for projects. So tremendous upside. And that is probably one of the most exciting pieces of this. This transaction is to get our two respective engineering teams together and really start executing on the product roadmap that we articulated in the prepared remarks.

Thanks. Dimple Gosai. Warren. That’s going to be our last question for today.

Brad Forth, Chairman

To our audience, please note that both companies have several opportunities for you to meet with management, including at RE+ this month. If you have questions about where and when, please see our respective websites or reach out to the IR teams for more information. Thanks for joining us today. Have a great day, everyone.

Warren

This concludes today’s call. Thank you for attending. You may now disconnect.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and

Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

On November 4, 2026, Jeffery Tolnar, President of Shoals, made the following statement via LinkedIn in connection with the announcement of Shoals proposed merger with Array.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.